LPBP Inc.	100 International Blvd. Toronto, Ontario M9W 6J6, Canada Telephone: 416-213-0565 Fax: 416-213-1297

______________________________________________________________________________

May 1, 2004

Personal and Confidential

John Anderson
71 Wells Hill Avenue
Toronto, Ontario
M5R 3A7

Dear John:

This letter sets out the principal terms and conditions of your employment with LPBP Inc. ("LPBP" or the "Company") as President & Chief Executive Officer (CEO) and Chief Financial Officer (CFO), effective May 1, 2004.

  Position and Responsibilities: - In your role as CEO and CFO of LPBP, you will report to the Board of Directors of LPBP and have the principal duties and responsibilities normally associated with the senior executive position of a company of this kind. Your principal duties will include:
  Establishing and maintaining an appropriate governance structure
  Coordinating all Board-related matters
  Overseeing and managing adherence to LPBP's Business Plan
  Overseeing compliance with regulatory authorities including, security regulations in Canada and the U.S. as well as legal requirements
  Managing shareholder relations
  Managing continuous disclosure
  Overseeing the maintenance of company financials and records
  Overseeing taxation matters

The Company, however, reserves the right from time to time during the course of your employment to modify your duties and responsibilities, or alter your reporting relationship, in a manner consistent with the changing needs of the business.

LPBP acknowledges that you may contract your services to other organizations, provided that these services do not conflict with your LPBP duties and responsibilities.

It is estimated that in fulfilling your duties and responsibilities, your level of commitment will vary from time to time, and consume, on average, the equivalent of approximately 40% of a full-time position or approximately 100 working days per year, including paid vacation referenced in paragraph 2(ii). It is acknowledged that the level of commitment during the first several months following approval of the restructuring will be higher than this. The duties and responsibilities and level of commitment will be reviewed in December, 2004.

In fulfilling your duties and responsibilities, you will be provided with an office, computer and administrative support at 100 International Blvd.
  Compensation: - The following describes your entire compensation package for the period commencing May 1, 2004. The Board of Directors of LPBP will govern and review your compensation on an ongoing basis with a view to providing compensation that is reflective of your duties and responsibilities and the required level of commitment. Accordingly, certain elements of the compensation package may be modified, replaced and/or terminated from time to time by the Board of Directors of LPBP during the course of your employment.

      Base Salary - Your annual base salary will be $100,000 per annum payable on a bi-weekly basis, commencing May 1, 2004. This is based on a per diem rate of $1,000 per day and the expectation that your duties will take approximately 40% of a full-time position, or approximately 100 working days, including paid vacation referenced in paragraph 2(ii). Your base salary will be reviewed in December, 2004 based on your time records and, subsequent to that, on an annual basis in December of each year.

      Vacation - You will be entitled to four (4) weeks of vacation on an annual basis, as and when agreed. It is expected that you will use your vacation each year. Unused vacation each year can not be carried forward nor paid out.

You will be reimbursed for out-of-pocket expenses consistent with MDS Inc.'s expense policy.

You will also be covered by LPBP's Directors' and Officers' Liability insurance.

  Termination: Your employment with LPBP may be terminated in a number of circumstances either by you or the Company. Our mutual rights and obligations in such circumstances are set out below:

      By you providing LPBP with three months written notice or by LBBP, without cause, by providing you with three months written notice or pay in lieu thereof.

      LPBP's obligation to you pursuant to this subclause 3(i) is conditional upon you executing a release in favour of LPBP and fully complying with all of your obligations arising under the employment relationship, including any post-termination obligations, as described herein.

      By LPBP at any time, without notice or pay in lieu of notice, for cause. If you are terminated for cause pursuant to this paragraph, LPBP shall pay you your base salary and accrued vacation pay up to the date of termination and LPBP shall have no further obligations to you in connection with your employment by LPBP.

      On the termination of your employment, under any circumstances, you will return to LPBP all property belonging to LPBP or relating to its' business, which may be in your possession or under your control.

      The Notice provided and/or payments made by the Company under this paragraph are agreed to be in lieu of any other entitlement to notice, severance, damages, or other similar benefits which may be available to you under applicable law in the event that your employment is terminated by you or the Company and shall be the maximum termination and severance obligations owing to you at termination.

  Confidentiality: You agree to execute and deliver to LPBP the attached LPBP and MDS Inc. Confidentiality Agreements.

  Non-Solicitation: You agree that your duties and responsibilities place you in a special relationship and position of confidence and trust with both customers and employees of LPBP. You are provided with a broad range of disclosure of confidential information and trade secrets of LPBP and LPBP's Affiliates (such as, strategic, business and marketing plans, budgets, technology, intellectual property, customers' preferences and policies, creative activities for customers and identity of key personnel at both the customers as well as LBPB and LPBP's Affiliates). In the circumstances, you agree that it is reasonable and necessary for the protection of the goodwill of LPBP and LPBP's Affiliates and as consideration for the obligations of LPBP to you that you agree to the restrictive covenant described hereafter. Accordingly, you agree that upon termination of employment and for a period of one year thereafter, you will not directly or indirectly, without LPBP's prior written consent: (i) solicit, or attempt to solicit, for your benefit or the benefit of any other person, business of the type performed by LPBP or LPBP's Affiliates at the date of termination of your employment; (ii) persuade any existing customer of LPBP or LPBP's Affiliates at the date of termination of your employment to cease to do business or reduce the amount of business customarily carried with LPBP or LPBP's Affiliates, whether or not the relationship between LPBP or LPBP's Affiliates and such client was originally established in whole or in part through your efforts; (iii) induce any LPBP or LPBP's Affiliates' employee to leave his or her employment or otherwise employ, attempt to employ or assist anyone else to employ any person who is then an employee of LPBP or LPBP's Affiliates.

  "Affiliates" for purposes of this Agreement includes all subsidiaries of LPBP as well as MDS Inc. and all of its' subsidiaries.

  Other: You acknowledge that your have received and reviewed MDS' Global Business Practice Standards and agree to carrying out your responsibilities on behalf of the Company in a manner consistent with such Standards and to confirm such acknowledgement by signing this Employment Agreement.

  Independent Advice: You are entitled, if you wish, to seek independent legal advice before confirming your agreement with the terms and conditions of this employment agreement.

Yours truly,

LPBP Inc.

/s/ Edward E. McCormack

Edward E. McCormack,
Chairman

Encls. LPBP Confidentiality Agreement
MDS Inc. Confidentiality Agreement
MDS Global Business Practice Standards

I have read and understand the terms and conditions of this Employment Agreement, the LPBP and MDS Inc. Confidentiality Agreements, and the MDS Global Business Practice Standards referred to herein and agree to the terms thereof and hereof as evidenced by my signature below.

/s/ John Anderson
John Anderson	Date